SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

AKRO Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

041242108
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 21 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 041242108	SCHEDULE 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 405,761 (including 101,440 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 405,761 (including 101,440 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,761 (including 101,440 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 842,240 (including 210,560 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 842,240 (including 210,560 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 842,240 (including 210,560 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 885,332 (including 221,333 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 885,332 (including 221,333 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 885,332 (including 221,333 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 041242108	SCHEDULE 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Long-Term Distressed Opportunities Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 637,937
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 637,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 637,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,081,014
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,081,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,081,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.87%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON GPM Owner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,420,720
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,420,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,420,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.26%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 041242108	SCHEDULE 13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 25,273,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 25,273,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,273,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.27%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 25,273,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 25,273,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,273,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.27%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 041242108	SCHEDULE 13D	Page 10 of 19 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of ARKO Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 650 Fifth Avenue, Floor 10, New York, NY 10019.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co., a New York limited partnership ("MHD"), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company, is the general partner of MHD. DKCM (as defined below) is responsible for the voting and investment decisions of DKP;

(ii)	Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership ("DKIP"). Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP;

(iii)	Davidson Kempner International, Ltd., a British Virgin Islands business company ("DKIL"). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

(iv)	Davidson Kempner Long-Term Distressed Opportunities Fund II LP, a Delaware limited partnership ("DKLTDO II"). Davidson Kempner Long-Term Distressed Opportunities GP II LLC, a Delaware limited liability company ("DKLTDOGP II"), is the general partner of DKLTDO II. DKCM is responsible for the voting and investment decisions of DKLTDO II;

(v)	Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP, a Cayman Islands limited partnership ("DKLTDI II"). DKLTDOGP II is the general partner of DKLTDI II. DKCM is responsible for the voting and investment decisions of DKLTDI II;

(vi)	GPM Owner LLC, a Delaware limited liability company ("GPM Owner"). The managing members of GPM Owner are Avram Z. Friedman and Shulamit Leviant (collectively, the "GPM Managing Members"). DKCM is responsible for the voting and investment decisions of GPM Owner.

CUSIP No. 041242108	SCHEDULE 13D	Page 11 of 19 Pages

(vii)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of DKP, DKIP, DKIL, DKLTDO II, DKLTDI II and GPM Owner ("DKCM") either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the "DKCM Managing Members"); and

(viii)	Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by DKP, DKIP, DKIL, DKLTDO II, DKLTDI II and GPM Owner reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)	The principal business of each of DKP, DKIP, DKIL, DKLTDO II, DKLTDI II and GPM Owner is to invest in securities. The principal business of DKCM is the management of the affairs of DKP, DKIP, DKIL, DKLTDO II, DKLTDI II and GPM Owner and investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 041242108	SCHEDULE 13D	Page 12 of 19 Pages

(f)	(i)	DKP – a New York limited partnership

	(ii)	DKIP – a Delaware limited partnership

	(iii)	DKIL – a British Virgin Islands business company

	(iv)	DKLTDO II – a Delaware limited partnership

	(v)	DKLTDI II - a Cayman Islands limited partnership

	(vi)	GPM Owner – a Delaware limited liability company

	(vii)	DKCM – a Delaware limited partnership

	(viii)	Anthony A. Yoseloff – United States

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Business Combination (as defined below), (a) DKP, DKIP and DKIL exchanged an aggregate of 1,600,000 shares of Class A Common Stock, par value $0.0001 per share, of Haymaker ("Haymaker Class A Common Stock") for 1,600,000 shares of Common Stock in the aggregate, (b) DKLTDO II and DKLTDI II exchanged an aggregate of 19,941,433 Ordinary Shares, par value 0.01 New Israeli Shekel per share, of Arko, for 1,718,951 shares of Common Stock in the aggregate, (c) GPM Owner exchanged 3,045.66 Membership Interests in GPM Investments, LLC for 21,420,720 shares of Common Stock and (d) DKP, DKIP and DKIL exchanged Warrants exercisable into an aggregate of 533,333 shares of Haymaker Class A Common Stock for Warrants exercisable into 533,333 shares of Common Stock in the aggregate.

Item 4.	PURPOSE OF TRANSACTION

On December 23, 2020, the Reporting Persons acquired the Common Stock pursuant to the consummation of (i) the transactions contemplated (the "Business Combination") by that certain Business Combination Agreement, dated as of September 8, 2020, by and among the Issuer, Haymaker Acquisition Corp. II, a Delaware corporation ("Haymaker"), Punch US Sub, Inc., a Delaware corporation ("Merger Sub I"), Punch Sub Ltd., a company organized under the Laws of the State of Israel ("Merger Sub II") and ARKO Holdings Ltd., a company organized under the laws of the State of Israel ("Arko"), as amended (the "Business Combination Agreement") and (ii) the transactions contemplated by that certain Equity Purchase Agreement, dated as of September 8, 2020, by and among the Issuer, Haymaker and the other parties listed on the signature pages attached thereto, as amended (the "GPM Equity Purchase Agreement"), all as described in the Issuer's registration statement on Form S-4 filed with the Securities and Exchange Commission on September 10, 2020 and all subsequent amendments thereto.

CUSIP No. 041242108	SCHEDULE 13D	Page 13 of 19 Pages

The Reporting Persons may engage in discussions with management, the Issuer's board of directors (the "Board"), other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Stock and the Issuer, including, without limitation, matters concerning the business, operations, governance, board composition, director candidates, management, capitalization and strategic plans of the Issuer or of any subsidiary of the Issuer or other entity in which the Issuer may have an investment (the foregoing "Related Entities"). From time to time, the Reporting Persons may send letters to the Board or certain members of management of the Issuer expressing their views on, among other things, the value of the shares of Common Stock. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, board composition, director candidates, management, capitalization or strategic plans of the Issuer or any Related Entity, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management of the Issuer, the Board or any Related Entity, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer and/or any Related Entity as they deem appropriate, including, without limitation, proposing or nominating director candidates to the Board or the board of directors of any Related Entity, proposing changes in the operations, governance, capitalization, use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Issuer or any Related Entity, purchasing additional, or selling some or all of, their shares of Common Stock or shares of any Related Entity, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock or shares of any Related Entity and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock or shares of any Related Entity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock reported herein.

CUSIP No. 041242108	SCHEDULE 13D	Page 14 of 19 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 124,131,655 shares of Common Stock issued and outstanding immediately following the consummation of the transactions contemplated by the Business Combination Agreement and GPM Equity Purchase Agreement as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December [31], 2020, and assumes the exercise of the reported Warrants.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	See Item 3. Other than as set forth herein, there have been no transactions in the shares of Common Stock effected by the Reporting Persons in the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

DKP, DKIP and DKIL own warrants that are exercisable into 533,3333 shares of Common Stock at an exercise price of $11.50 per share (the "Warrants"). The Warrants expire at 5:00 p.m. (New York City time) on the earlier to occur of: (a) December 22, 2025, (b) the liquidation of the Issuer, or (c) the Redemption Date (as defined in the Warrant Agreement pursuant to which the Warrants were issued).

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 041242108	SCHEDULE 13D	Page 15 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 4, 2021	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself, (y) as Investment Manager of Davidson Kempner International, Ltd. and (z) as Investment Manager of GPM Owner LLC, (b) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners and (c) Davidson Kempner Long-Term Distressed Opportunities GP II LLC as General Partner of (x) Davidson Kempner Long-Term Distressed Opportunities Fund II LP and (y) Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

CUSIP No. 041242108	SCHEDULE 13D	Page 16 of 19 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: DAVIDSON KEMPNER PARTNERS ("DKP")

MHD Management Co. ("MHD") serves as the general partner of DKP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKP. MHD is a New York limited partnership.

MHD Management Co. GP, L.L.C. ("MHD GP") serves as the general partner of MHD. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of MHD. MHD GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of MHD GP. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P. ("DKIP")

Davidson Kempner Advisers Inc. ("DKA") serves as the general partner of DKIP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKIP. DKA is a New York corporation.

CUSIP No. 041242108	SCHEDULE 13D	Page 17 of 19 Pages

The DKCM Managing Members serve as executive officers of DKA. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER INTERNATIONAL, LTD. ("DKIL")

The following sets forth the name, position, address, principal occupation and citizenship of any control person, director and/or executive officer of DKIL:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Thomas L. Kempner, Jr.	Director	United States	Director of DKIL	767 Fifth Avenue, 15th Floor, New York, NY 10153
Gary Linford	Director	South Africa	Managing Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road P.O. Box 30599, KY1-1203 Grand Cayman, Cayman Islands
John Lewis	Director	Canada	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road P.O. Box 30599, KY1-1203 Grand Cayman, Cayman Islands

REPORTING PERSON: Davidson Kempner Long-Term Distressed Opportunities Fund II LP ("DKLTDO II")

Davidson Kempner Long-Term Distressed Opportunities GP II LLC ("DKLTDOGP II") serves as the general partner of DKLTDO II. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKLTDO II and DKLTDI II. DKLTDOGP II is a Delaware limited liability company.

CUSIP No. 041242108	SCHEDULE 13D	Page 18 of 19 Pages

The DKCM Managing Members serve as the managing members of DKLTDOGP II. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP ("DKLTDI II")

DKLTDOGP II serves as the general partner of DKLTDI II. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKLTDO II and DKLTDI II. DKLTDOGP II is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKLTDOGP II. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: GPM OWNER LLC ("GPM Owner")

The GPM Managing Members serve as the managing members of GPM Owner. The business address of each GPM Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of Avram Z. Friedman is to serve as a Senior Advisor to DKCM. The principal occupation of Shulamit Leviant is to serve as a DKCM Managing Member and General Counsel of DKCM. Each GPM Managing Member is a United States citizen.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP ("DKCM")

DKCM GP LLC ("DKCM GP") serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKCM. The business address of each DKCM Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each DKCM Managing Member is to serve as a DKCM Managing Member. Each DKCM Managing Member is a United States citizen.

CUSIP No. 041242108	SCHEDULE 13D	Page 19 of 19 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 4, 2021	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself, (y) as Investment Manager of Davidson Kempner International, Ltd. and (z) as Investment Manager of GPM Owner LLC, (b) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners and (c) Davidson Kempner Long-Term Distressed Opportunities GP II LLC as General Partner of (x) Davidson Kempner Long-Term Distressed Opportunities Fund II LP and (y) Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.